April 16, 2020

Jason Mudrick
Chief Executive Officer
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022

       Re: Mudrick Capital Acquisition Corporation
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 7, 2020
           File No. 333-236460

Dear Mr. Mudrick:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2020 letter.

Amendment No. 1 to Form S-4 Filed April 7, 2020

Material Tax Considerations
MUDS Material U.S. Federal Income Tax Considerations, page 144

1. We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19. Jason Mudrick
Mudrick Capital Acquisition Corporation
April 16, 2020
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 1. Basis of Presentation
Accounting for the Business Combination, page 175

2. We note your response to comment 13 that pursuant to the purchase agreement the combined entity is expected to have seven directors on the Board. You also disclose that the expectation that current directors of seller will comprise a majority of the HYMC board of directors following the business combination. Please clarify and revise your disclosures as necessary. In addition, please tell us and disclose the expected number of directors that Seller's Stockholders (excluding Sponsor and Mudrick Capital Management
       L.P. and affiliated fund entities) will be able to elect or appoint to the board of directors of the combined entity under both scenarios disclosed on page 16 and 17. Information about Seller and the Hycroft Business, page 205

3. We note your response to comments 21 and 22. Please revise to include the metallurgical recovery factor(s) for your mineral resources and mineral reserves.
Exhibit 96.1, page II-8

4. We note your response to comment 30. We are unable to locate the degree of uncertainty column in Table 11-11. Please advise.
5. We note your response to comment 32. Please provide disclosure in the amended exhibit similar to the language in your response regarding your assessment of processing and recovery methods to address Item 601(b)(96)(iii)(B)(14)(iv).
       For questions regarding comments on engineering matters, you may contact John
Coleman, Mine Engineer, at (202) 551-3610. You may contact Joanna Lam, Staff Accountant, at
(202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A.
Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal
Branch Chief, at (202) 551-3642 with any other questions.



                                                               Sincerely,
FirstName LastNameJason Mudrick
                                                     Division of Corporation
Finance
Comapany NameMudrick Capital Acquisition Corporation
                                                     Office of Energy &
Transportation
April 16, 2020 Page 2
cc:       Jackie Cohen
FirstName LastName